UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Digital Advertising Consortium Kabushiki Kaisha

Kabushiki Kaisha IREP

(Names of Subject Company)

D.A.Consortium Inc.

IREP Co., Ltd.

(Translation of Subject Companies’ Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies’ Incorporation or Organization)

D.A.Consortium Inc.

IREP Co., Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

D.A.Consortium Inc.

Attn.: Tatsuro Hirayama

Management Planner

Legal Department

Yebisu Garden Place Tower, 33F, 4-20-3 Ebisu,

Shibuya-ku, Tokyo 150-6033,

Japan

(phone number: 81-3-5449-6360)

IREP Co., Ltd.

Attn.: Takanobu Kosugi

Team Manager

Legal Team

Sanno Park Tower, 7F, 2-11-1 Nagatacho,

Chiyoda-ku, Tokyo 100-6107,

Japan

(phone number: 81-3-3596-8050)

(Names, Addresses (including zip code) and Telephone Numbers (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description

1	English translation of a press release dated May 11, 2016 of D.A.Consortium Inc. and IREP Co., Ltd. announcing the establishment of a joint holding company and preparation of a share transfer plan (“Announcement of Management Integration through Establishment of a Joint Holding Company (Joint Share Transfer) by D.A.Consortium Inc. and IREP Co., Ltd.”).[1]

2	English translation of a press release dated May 12, 2016 of IREP Co., Ltd. regarding the Tokyo Stock Exchange announcement that common shares of IREP Co., Ltd. will be designated as an issue in a grace period (“TSE Announces that Common Shares of IREP Co., Ltd. Will Be Designated as an Issue in a Grace Period for Ceasing to Be a Substantial Surviving Company Due to a Merger, etc.”).

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press releases included as Exhibits 1 and 2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of D.A.Consortium Inc. and IREP Co., Ltd. has filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 11, 2016.

[1]	Previously furnished to the Securities and Exchange Commission as part of Form CB on May 11, 2016

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D.A.Consortium Inc.

By:	/s/ Makoto Suzuki
	Name:	Makoto Suzuki
	Title:	Executive Officer

Date: May 12, 2016

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IREP Co., Ltd.

By:	/s/ Atsushi Nagai
	Name:	Atsushi Nagai
	Title:	Director & CFO

Date: May 12, 2016